WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 22, 2009

Mr. Scott G. Hodgdon, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Universal Infotainment Systems Corporation
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-154227

Dear Mr. Hodgdon:

We have filed on EDGAR the above Amendment No. 2.

Attached hereto is the related response table.  Page number references in the table are to pages in the marked copy filed on EDGAR.

As requested in comment 4, UISC confirms that no selling shareholder has had any office, position or material relationship in the past three years with its or any of its predecessors or affiliates, including Universal Global.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1	42 ff.	Financials updated
2	21 -22	Additional disclosure concerning relationship and individuals added. Issue of who is promoter discussed.
3	5-6, 25	Definitions moved as requested.
4		Addressed in letter above.
5	15	Footnote revised for two selling shareholders not selling all their shares.
6	18	Disclosure concerning Pavlopoulos and Beattie revised to indicate positions with Universal Global.
7	29	Disclosure or part time status disclosed in “Business – Employees.”
8	30	21E reference removed.
9	32, first paragraph	Loan disclosure revised.
10	40	Disclosure revised consistent with amended agreements filed as exhibits 10.14, 10.15 and 10.16
11	45	Revisions consistent with response to comment 10 above added.
12	Exhibit 5.1	Legal opinion filed.
13	49	512(h) undertaking added.